BCE Emergis

04024677

PROCESSED

MAY 04 2004

THOMSON FINANCIAL

RECEIVED APR 29 2004 WASH. D.C. 181 SECTION

SUPPL

April 20, 2004

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

John Sypnowich
General Counsel

Re: BCE Emergis Inc. (the "Corporation")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Press release entitled "Cendant Settlement Services Group will use Emergis® Vendor Services Exchange to electronically deliver and manage appraisal services" dated March 11, 2004;
- Press release entitled "BCE Emergis acquires InfoPharm and Tri-Comp" dated March 22, 2004;
- Notice of 2004 Annual General Meeting as well as Management Proxy Circular dated March 30, 2004;
- Consent to Electronic Delivery of Documents for Registered Shareholders of the Corporation;
- Consent to Electronic Delivery of Documents for Non-Registered Shareholders of the Corporation;
- BCE Emergis Annual Report 2003, including the Financial Statements and the MD&A;
- Form 13-502F1, Annual Participation Fee for BCE Emergis Inc.;
- Report to the Quebec Securities Commission in connection with the number of options granted and exercised in the Province of Quebec for the fiscal year ended December 31, 2003;

dlw 5/4

BCE Emergis Inc.
1155 René-Lévesque Blvd. West
Suite 2200
Montréal, Québec
H3B 4T3
Tel.: 514-868-2341
Telec.: 514-868-2340

If you have any questions with respect to the attached, please call the undersigned at (514) 868-2341. Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

JS/kg
Enclosures

BCE Emergis

News Room

Tuesday, April 20th, 2004

News Releases 2004

Cendant Settlement Services Group will use Emergis® Vendor Services Exchange to electronically deliver and manage appraisal services
System-to-system integration will seamlessly link Cendant's ordering system with the BCE Emergis eLending platform

McLean, Va., March 11, 2004 — BCE Emergis (TSX: IFM) announced today that Cendant Settlement Services Group, a subsidiary of Cendant Corporation (NYSE: CD), has opted to utilize Emergis Vendor Services Exchange to conduct appraisal transactions electronically. BCE Emergis will develop a customized integration with Cendant's proprietary ordering system, enabling Cendant's mortgage originators and over 2,500 appraisers to connect online to seamlessly place, receive, and manage status of appraisal orders in a standardized format. BCE Emergis will also provide Cendant access to automated appraisal review engines that will improve error identification and enhance quality control.

Emergis Vendor Services Exchange is a workflow management service that transmits loan data and documents between mortgage originators and settlement service providers in real-time. It is part of the BCE Emergis eLending platform, a comprehensive set of Web-based services designed for paperless loan fulfillment, closing and storage that can be used individually or as an end-to-end solution.

"When Cendant Settlement Services Group issued their request for proposal seeking a flexible method for delivering appraisal orders and products, we knew Emergis Vendor Services Exchange would provide exactly the customizable, secure and efficient electronic processing capabilities they needed," declared Jim Aber, President of eFinance at BCE Emergis. "The eLending platform is designed to be integrated easily with our customer's proprietary systems and provide end-to-end mortgage loan processing functionality."

The agreement strengthens the existing relationship between BCE Emergis and Cendant. BCE Emergis will migrate Cendant's users from their Appraisal Delivery System (ADS), which Cendant has been using to deliver appraisals electronically since 1998, to Emergis Vendor Services Exchange on the eLending platform. BCE Emergis plans to roll out the integrated solution, which is already in development, to Cendant users in the second quarter of 2004.

"Implementing this cutting-edge technology solution represents a significant improvement to the service we provide our users, and to their ability to place and fulfill orders while improving overall efficiency and order cycle time," stated Mike

Barattucci, Vice-President of Cendant Settlement Services Group. "BCE Emergis is a leading provider of e-mortgage solutions, and we are confident it will continue to be a mutually beneficial and longstanding relationship."

Cendant Settlement Services Group is a leading real estate information company providing products and services to support residential and commercial transactions. Cendant Settlement Services Group is a national company with 2,300 employees, headquartered in Moorestown, New Jersey. For additional information about Cendant Corporation, its companies, brands and business units, including Cendant Settlement Service Group, visit the Cendant Media Resource Center at http://www.cendant.com/media/.

About BCE Emergis

BCE Emergis Inc. is a leading North American eBusiness company. Its core operations consist of supplying eBusiness solutions to the North American financial services and Canadian health industries, automating transactions between companies and allowing them to interact and transact electronically. Its leading solutions are centred on claims, loans and payments processing, as well as related security services.

BCE Emergis customers include leading North American health insurers, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. Other than the sale of BCE Emergis' U.S. health operations, these statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general and economic factors; adoption of eBusiness, the adoption rate of our solutions by customers, response to industry's rapid pace of change, competition, operating results, success of U.S.-based operations, control by BCE Inc., integration of past acquisitions, strategic relationships, dependence on contracting medical service providers, exposure to professional liability, defects in software or failures in the processing of transactions, security and privacy breaches, key personnel, protection of intellectual property, intellectual property infringement claims, integrity of public key cryptography technology, and industry and government regulation. For additional information with respect to certain of these and other factors, refer to BCE Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the BCE Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF BCE EMERGIS INC. AND ITS SUBSIDIARIES AS AT MARCH 11, 2004 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, BCE EMERGIS INC. AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

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For additional information:

Ann-Marie Gagné
Corporate Communications
(514) 868-2361

Rob Niess
Business Development & Sales
eLending

(610) 941-2112

John Gutpell
Investor Relations
(514) 868-2232

BCE Emergis

News Room

Tuesday, April 20th, 2004

News Releases 2004

BCE Emergis acquires InfoPharm and Tri-Comp

Montréal, March 22, 2004 — BCE Emergis (TSX: IFM) announced today that it has acquired Montréal-based Gestion InfoPharm Inc., and Saskatoon-based Tri-Comp Systems Ltd. in two separate transactions. Both companies provide IT pharmacy management and network solutions to pharmacies. With these transactions, BCE Emergis extends its portfolio of services which it provides to Canadian pharmacies.

BCE Emergis acquired all of the issued and outstanding shares of Gestion InfoPharm and of Tri-Comp Systems for an aggregate consideration of approximately $17.5 million payable in cash, less amounts withheld pending any post-closing adjustments.

"We are strengthening our leadership position in the provision of pharmacy information network services in Canada," said Tony Gaffney, President and Chief Executive Officer of BCE Emergis. "This in line with our strategy to offer more complete solutions to the private and public health care sectors."

BCE Emergis already has strong relationships and a secure network that links the health care community. It is among the leading providers of health claims processing, adjudication, and payment services in Canada, serving top private and public insurers. Its electronic platform enables the seamless exchange of information from pharmacies and various health care providers to adjudication service providers, and ultimately to insurers.

Based in the Montréal, Québec region and founded in 1986, InfoPharm now serves some 900 pharmacies in Québec. It specializes in the design, development and marketing of dispensary and point of sales software solutions customized for pharmacies. Its network solution also carries over 10 million drug claims per year.

Tri-Comp Systems was founded in 1983, and is headquartered in Saskatoon, Saskatchewan. It provides pharmacy management software and point of sale systems to approximately 700 pharmacies in British Columbia, Alberta, Saskatchewan and Manitoba.

About BCE Emergis
BCE Emergis Inc. is a leading North American eBusiness company. Its operations consist of supplying eBusiness solutions to the North American financial services and Canadian health care industries, automating transactions between companies and allowing them to interact and transact electronically. Its leading solutions are centred on claims, loans and payments processing, as well as related security services.

BCE Emergis customers include leading Canadian health insurers, top U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

Certain statements made in this press release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general and economic factors, adoption of eBusiness, the adoption rate of our solutions by customers, response to industry's rapid pace of change, competition, operating results, success of U.S.-based operations, control by BCE Inc., integration of past acquisitions, strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, key personnel, protection of intellectual property, intellectual property infringement claims, integrity of public key cryptography technology, and industry and government regulation. For additional information with respect to certain of these and other factors, refer to BCE Emergis Inc.'s Annual Report (Management Discussion and Analysis) and the BCE Emergis Inc. Annual Information Form (Risks and Uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT THE EXPECTATIONS OF BCE EMERGIS INC. AND ITS SUBSIDIARIES AS AT MARCH 22, 2004 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, BCE EMERGIS INC. AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

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For additional information:

Ann-Marie Gagné
Corporate Communications
(514) 868-2361

John Gutpell
Investor Relations
(514) 868-2232